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17004867

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FEB 28 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69667

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bethesda Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bethesda Metro Center, 12th Floor

                                            (No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian Carroll   (203) 429-0721

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                                    (Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	Mclean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

      ☑ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Brian Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bethesda Securities, LLC as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ **Signature**

_____ **Chief Financial Officer**
 Notary Public   **Title**

GINA VOLPACCHIO
Notary Public
Connecticut
My Commission Expires Feb 28, 2021

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.J 7a-5(e)(3).*

BETHESDA SECURITIES, LLC
TABLE OF CONTENTS



Building a better working world

Ernst & Young LLP
Westpark Corporate Center
8484 Westpark Drive
McLean, VA 22102

Tel: +1 703 747 1000
Fax: +1 703 747 0100
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Bethesda Securities, L.L.C.

We have audited the accompanying statement of financial condition of Bethesda Securities, L.L.C. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bethesda Securities, L.L.C. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2017

BETHESDA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

ASSETS:

Cash	$	21,555,026
Receivable from brokers, dealers and clearing organizations		41,699,793
Securities purchased under agreements to resell		7,312,289,694
Other assets		75,900
Total assets	$	7,375,620,413

LIABILITES AND MEMBERS CAPITAL

LIABILITES:

Securities sold under agreements to repurchase		7,177,368,241
Payable to parent and affiliates		55,000
Accounts payable, accrued expenses and other liabilities	$	846,657
Total liabilities		7,178,269,898
MEMBER'S CAPITAL		197,350,515
Total liabilities and member's capital	$	7,375,620,413

See accompanying notes to financial statements

BETHESDA SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

1. Organization and Nature of Business

Bethesda Securities, LLC (the "Company") is a Delaware limited liability company and a wholly-owned subsidiary of AGNC Investment Corp. (the "Parent"), a Real Estate Investment Trust ("REIT"). The liability of the Parent is limited to the member's capital of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was granted membership to FINRA in May 2016 and commenced trading operations in August 2016. The Company self-clears its transactions and is a member of the Government Securities Division ("GSD") and the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corporation ("FICC") and is also a participant in The Depository Trust Company ("DTC"). The Company's principal business activity involves operating a matched-book of repurchase agreements and reverse repurchase agreements collateralized by U.S. Agency mortgage-backed securities and U.S. Treasury securities. The Company also plans to provide clearing services to the Parent in the future.

2. Significant Accounting Policies

Basis of Presentation

The Company's Statement of Financial Condition and related footnotes are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

This financial statement was prepared in conformity with GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of U.S. Dollars held at three large unaffiliated financial institutions. As of December 31, 2016 the Company's cash balance was $21,555,026. At December 31, 2016 there were no cash equivalents.

Securities Purchased and Sold Under Agreements to Resell and Repurchase

Securities purchased under agreements to resell ("reverse repo") and securities sold under agreements to repurchase ("repo") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repo and reverse repo with the same counterparty and the same maturity are presented net in the Statement of Financial Condition when the terms of the agreements meet the criteria to permit netting under GAAP.

The Company's policy is to monitor the fair value of the underlying collateral daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate. Repo and reverse repo are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Receivable from Brokers, Dealers and Clearing Organizations and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations consists primarily of cash deposited to support activities with clearing organizations and fails to deliver with brokers, dealers, and clearing organizations. The Company carries cash deposited with clearing organizations at cost, which approximates fair value.

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2016, consist of:

	Receivable	Payable
Fails to deliver/receive	$ 103,998	$ 0
Deposits with clearing organizations	41,595,795	0
Total	$ 41,699,793	$ 0

Other Assets and Other Liabilities

Other assets primarily represent prepaid expenses. Other liabilities include accounts payable, accrued compensation and other accrued expenses.

Income Taxes

The Company is a disregarded entity of the Parent for income tax purposes and as such, its activities are entirely reported on the Parent's income tax returns. As of December 31, 2016, the Company has no separate income tax provisions and has determined that no material uncertain tax positions exist.

3. New Accounting Standards

Financial Instruments - Overall (Subtopic 825-10)

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-01, *Financial Instruments - Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities*. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The update is effective January 1, 2018 with early adoption permitted for a provision related to presentation of instrument-specific credit risk of liabilities accounted for under the fair value option. ASU 2016-01 is not expected to have a significant impact on the Company's Statement of Financial Condition.

Presentation of Financial Statements - Going Concern (Subtopic 205-40)

In August 2014, the FASB issued ASU No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-04) Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. This ASU requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. If conditions or events indicate it is probable that an entity will be unable to meet its obligations as they become due within one year after the financial statements are issued, the update requires additional disclosures. The update is effective for periods ending after December 15, 2016. ASU 2014-15 did not have an impact on the Company's financial statements.

4. Related Party-Transactions

The Company provides repo and reverse repo financing to its Parent company as part of its matched-book repo operation. Generally, reverse repo transactions with the Parent are collateralized by U.S. agency mortgage backed securities ("MBS") and repo by U.S. Treasury securities. The company seeks to match fund transactions with the Parent by entering into repo and reverse repo transactions with third parties such as broker-dealers and members of the GSD of the FICC.

The Company has entered into a services and cost allocation agreement ("SCA") with the Parent and the manager of the Parent, AGNC Mortgage Management, LLC (the "Manager"). On July 1, 2016 the Parent acquired the Manager from American Capital Asset Management, LLC. Under the SCA the Manager incurs expenses related to certain shared services including information technology software and infrastructure, accounts payable and payroll processing, as well as other general overhead expenses. The Company reimburses the Manager for a proportional share of these expenses quarterly under the SCA, payable to affiliates in the table below represents this balance as of December 31, 2016.

Related party transactions are comprised of the following:

	Gross	Netting	Net
Assets:			
Reverse Repurchase Agreements	$ 4,851,174,877	$ (662,960,183)	$ 4,188,214,694
Liabilities:			
Repurchase Agreements	3,643,464,000	(662,960,183)	2,980,303,817
Payable to affiliates	55,000		55,000

5. Securities Purchased and Sold Under Agreements to Resell and Repurchase

The Company enters into repo and reverse repo transactions with its Parent company, broker-dealers, and members of the GSD of FICC. These agreements have been collateralized with U.S. Treasury securities and U.S. agency MBS securities.

As of December 31, 2016, the Company has accepted securities with gross market values of $8,858,049,848 under reverse repo agreements. The Company has the right to sell or repledge all of the securities it has received under reverse repo agreements and substantially all were repledged as of December 31, 2016. These repledged securities have been used in the normal course of business. As of December 31, 2016, the Company has pledged securities with gross market values of $8,551,080,058 under repo agreements to counterparties that have the right to repledge these securities.

The following table summarizes by collateral type the remaining maturity of the gross amounts of the Company's repo and reverse repo transactions as of December 31, 2016.

	Overnight and Continuous	≤ 3 Months	> 3 to ≤ 6 Months	> 6 to ≤ 9 Months	> 9 to ≤ 12 Months	Total
Securities purchased under agreements to resell						
U.S. Treasury Securities	3,419,206,789	474,981,253	—	—	—	3,894,188,042
U.S. Agency MBS	470,445,837	1,545,459,813	1,095,357,838	715,012,513	853,804,440	4,680,080,441
Total	3,889,652,626	2,020,441,066	1,095,357,838	715,012,513	853,804,440	8,574,268,483
Securities sold under agreements to repurchase						
U.S. Treasury Securities	3,389,399,918	474,673,650	—	—	—	3,864,073,568
U.S. Agency MBS	397,615,021	1,524,391,566	1,101,309,625	700,913,222	851,044,028	4,575,273,462
Total	3,787,014,939	199,065,216	1,101,309,625	700,913,222	851,044,028	8,439,347,030

Reverse repo and repo subject to a master netting agreement with the same counterparty and same maturity are presented net on the Statement of Financial Condition when permitted under ASC 210-20-45-11, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The following table presents information about the offsetting of repo and reverse repo as of December 31, 2016.

Assets		Gross Balance	Amounts netted on the Statement of Financial Condition	Net Balance
Securities purchased under agreements to resell	$	8,574,268,483	(1,261,978,789)	7,312,289,694
Liabilities				
Securities sold under agreements to repurchase	$	8,439,347,030	(1,261,978,789)	7,177,368,241

6. Fair Value Measurement

ASC 820 *Fair Value Measurement* defines fair value and establishes a three level fair value hierarchy based upon the inputs used to the valuation technique. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement for the asset or liability. Financial assets and liabilities recorded at fair value on the Statement of Financial Condition or disclosed in the related notes are categorized based on the inputs to the valuation techniques as follows:

- Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access on measurement date.

- Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 - Inputs are unobservable for the asset or liability and significant to the overall fair value.

Financial instruments that are not carried at fair value on the financial statements are carried at amounts that approximate fair value generally due to their short term nature and negligible credit risk. These instruments include cash, securities purchased and sold under agreements to resell and repurchase, and receivables from brokers, dealers and clearing organizations. We estimate the fair value of these instruments using "Level 1" or "Level 2" inputs.

7. Commitments, Contingencies and Guarantees

Leases - The Company is party to a non-cancelable operating lease agreement for its office space in Connecticut. Approximate lease payments in subsequent years are as follows:

Years Ending December 31		
2017	$	55,511
2018		56,592
Total	$	112,103

Representations and Warranties - In the normal course of business, the Company enters into contracts that contain representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Litigation - In the normal course of business, the Company may be named in various claims and legal actions. As of December 31, 2016, the Company was not involved in any claims or litigation and therefore has made no accrual for a loss contingency.

Clearing Corporation Guarantee - In the normal course of business, the Company provides guarantees to securities clearinghouses. These guarantees are required under the standard membership agreements, such that if another member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. To mitigate these performance risks, the clearinghouses require members to deposit collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amounts it has posted. The Company has not recorded any contingent liability to the Statement of Financial Condition for these guarantees and believes that any potential requirement to make payments under these arrangements is remote.

Commitments - As of December 31, 2016, the Company had forward commitments to purchase securities under agreements to resell in the amount of $185,375,000.

8. Risk

The Company has established risk management policies and procedures to identify, assess, monitor and manage the risks involved in its daily activities. The Company assesses both market risk and credit risk and believes prudent risk management is a critical part of its overall success and profitability.

Credit Risk - In the normal course of business, the Company enters into repo and reverse repo agreements collateralized by U.S. Agency MBS and U.S. Treasury securities. These agreements give rise to risk of loss associated with counterparty nonperformance under the contractual terms of the agreement. These terms include making payments and the posting of collateral and/or margin. Counterparties to repo and reverse repo agreements include the Parent company, third party broker-dealers, and clearing organizations. Where applicable, to mitigate credit risk, the Company reviews counterparty financial statements, establishes credit limits, and monitors the fair value of the collateral underlying these agreements and requests additional collateral as appropriate. Furthermore, in the event of counterparty default the Company has the right to liquidate collateral held and to offset receivables and payables with the same counterparty.

Market Risk - Market risk refers to the risk of loss associated with changes in market prices, interest rates, credit spreads or other market factors. The level of market risk is also influenced by volatility and liquidity in the markets. Generally, the market risks the Company is exposed to include interest rate risk from gaps in maturity dates between repo and reverse repo and market risk on the collateral underlying reverse repo transactions in the event of counterparty default. The Company seeks to manage these risks by monitoring markets, establishing risk limits, and marking collateral to market each day.

Concentrations of Credit Risk - The Company has a concentration of credit risk to financial institutions including the Parent company (a REIT), broker-dealers, and industry clearing organizations. The largest concentration of credit risk is with the Parent company which is generally counterparty to one side of each matched repo and reverse repo transaction. On these matched transactions the Company seeks to generate revenue by earning a spread on the interest rate charged on the reverse repo transaction versus the interest rate paid on the repo transaction. To mitigate concentration risk with the Parent, the Company monitors credit limits in light of changing market conditions and is over collateralized versus the loan amount on all reverse repurchase agreements. In the event of a Parent company default, the Company would be exposed to the risks associated with liquidating or obtaining the collateral underlying reverse repo and repo transactions in excess of the netted amount of over collateralization received on those transactions.

A significant concentration of credit risk also exists with the FICC, an industry clearing organization that becomes the central counterparty to eligible transactions executed with other FICC members in the repo and reverse repo markets.

The Company also has a concentration of indirect exposure to the U.S. Government and U.S. Government Agencies as the issuer or guarantor of the collateral underlying the Company's reverse repo agreements. The Company would only be exposed to this indirect concentration in the event of a counterparty default.

9. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions as defined.

As of December 31, 2016, the Company had net capital of $197,274,615 which exceeded its minimum requirement of $250,000 by $197,024,615.

The Company is also subject to SEC Rule 15c3-3 and may be required to deposit cash or acceptable collateral into a Special Reserve Account for the exclusive benefit of customers. As of December 31, 2016, the customer reserve computation did not require any deposit to the aforementioned account.